1050 - 400 Burrard Street Vancouver, British Columbia, Canada V6C 3A6

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
to be held on June 29, 2021 at 10:00 a.m. (Pacific Daylight Time)

TELECONFERENCE DIAL IN:

647-723-3984 or 1-866-365-4406 (Canada & US) / Access Code: 8320313#

You are receiving this notice to advise that proxy materials for the above-noted Meeting are available on the Internet. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We remind you to access and review all of the important information contained in the accompanying Circular and other proxy materials before voting. The Circular and other relevant materials are available at:

www.integraresources.com      OR      www.sedar.com

Shareholders may obtain, without any charge to them, a paper copy of the Circular and further information on Notice and Access by contacting the Corporation as follows:

E-mail:	TMXEInvestorServices@tmx.com
Telephone:	1-866-600-5869

The Corporation has decided to take advantage of the notice-and-access provisions ("Notice and Access") under National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer for the delivery of the accompanying Circular to its Shareholders for the Meeting. The use of the alternative Notice and Access procedures in connection with the Meeting helps reduce paper use, as well as the Corporation's printing and mailing costs. Under Notice and Access, instead of receiving printed copies of the Circular, Shareholders receive a notice ("Notice and Access Notification") with information on the Meeting date, location and purpose, as well as information on how they may access the Circular electronically or request a paper copy. The Corporation will arrange to mail paper copies of the Circular to those registered and non-registered Shareholders who have existing instructions on their account to receive paper copies of the Corporation's proxy-related materials.

Requests for paper copies of the Circular (and any other related documents) must be received no later than 12:00 noon (Pacific Daylight Time) on Friday, June 18, 2021 in order for Shareholders to receive paper copies of such documents and return their completed proxies by the deadline for submission of 10:00 am (Pacific Daylight Time) on Friday, June 25, 2021.

The resolutions to be voted at the meeting are listed below:

1. To receive and consider the audited financial statements of the Corporation for the financial year ended December 31, 2020, together with the report of the auditor thereon.

2. To fix the number of directors at seven (7) for the ensuing year.

3. To elect directors of the Corporation for the ensuing year.

4. To appoint MNP LLP as auditors of the Corporation for the ensuing year and authorize the board of directors to fix the remuneration of the auditors.

5. To consider, and if deemed advisable, to pass an ordinary resolution of disinterested Shareholders to approve the Amended and Restated Equity Incentive Plan, as more fully described in the accompanying Circular.

6. To transact such other business as may properly come before the meeting or any adjournment thereof.

Shareholders who are unable to attend the Meeting via teleconference are requested to complete, sign, date and return the enclosed proxy. A proxy will not be valid unless it is deposited by mail or by fax at the office of TSX Trust Company, 301 - 100 Adelaide Street West Toronto, Ontario, M5H 4H1 or by fax number:  416-595-9593 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting or an adjournment thereof. Only Shareholders of record on May 13, 2021 are entitled to receive notice of and vote at the Meeting.

In light of ongoing concerns related to the spread of COVID-19, and in order to mitigate potential risks to the health and safety of the Corporation's Shareholders, employees, communities and other stakeholders, the Corporation will be holding the Meeting entirely by teleconference, which is accessible to all our Shareholder's regardless of physical location.  As with an ordinary meeting of Shareholders held at a physical location, only registered Shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting.  This year, such registered Shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting by calling the number below and instructions will be provided as to how Shareholders entitled to vote at the Meeting may participate and vote at the Meeting.  Non-registered Shareholders who have not duly appointed themselves will be able to attend the Meeting as guests, but guests will not be able to vote or ask questions at the Meeting.

To access the Meeting by teleconference, dial toll free at 647-723-3984 or 1-866-365-4406 (Canada & US) / Access Code: 8320313#.  Participants are encouraged to vote on the matters before the Meeting by proxy and join the Meeting via teleconference.  Participants should dial in 5-10 minutes prior to the scheduled start time and ask to join the call.

DATED at Vancouver, British Columbia this 14th day of May 2021.

Yours sincerely,

George Salamis

President & Chief Executive Officer